Exhibit 99.2

The Descartes Systems Group Inc.
                         Quarterly Report to Shareholders

US GAAP Financial Results for the First Quarter of Fiscal 2017

Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3
Overview	5
Consolidated Operations	9
Quarterly Operating Results	14
Liquidity and Capital Resources	16
Commitments, Contingencies and Guarantees	18
Outstanding Share Data	20
Application of Critical Accounting Policies	20
Change In / Initial Adoption of Accounting Policies	21
Trends / Business Outlook	23
Certain Factors That May Affect Future Results	26
Condensed Consolidated Balance Sheets	38
Condensed Consolidated Statements of Operations	39
Condensed Consolidated Statements of Comprehensive Income	40
Condensed Consolidated Statements of Shareholders’ Equity	41
Condensed Consolidated Statements of Cash Flows	42
Notes to Condensed Consolidated Financial Statements	43
Corporate Information	60

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your” and similar words.

This MD&A also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which will end on January 31, 2017, is referred to as the “current fiscal year,” “fiscal 2017,” “2017” or using similar words. Our fiscal year, which ended on January 31, 2016, is referred to as the “previous fiscal year,” “fiscal 2016,” “2016” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2018 refers to the annual period ending January 31, 2018 and the “fourth quarter of 2018” refers to the quarter ending January 31, 2018.

This MD&A, which is prepared as of May 26, 2016, covers our quarter ended April 30, 2016, as compared to our quarter ended April 30, 2015. You should read the MD&A in conjunction with our unaudited consolidated condensed financial statements for our first quarter of fiscal 2017 that appear elsewhere in this Quarterly Report to Shareholders. You should also read the MD&A in conjunction with our audited annual consolidated financial statements, related notes thereto and the related MD&A for fiscal 2016 that are included in our most recent annual report to shareholders (the “2016 Annual Report”), as filed on March 3, 2016.

We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators.  As it relates to our financial condition and results of operations for the interim period ended April 30, 2016, pursuant to NI 51-102, this MD&A updates the MD&A included in the 2016 Annual Report.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

Certain statements made in this Annual Report to Shareholders, including, but not limited to, statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings, including potential variances from period to period; our expectations regarding the cyclical nature of our business; mix of revenues between services revenues and license revenues and potential variances from period to period; our plans to focus on generating services revenues yet to continue to allow customers to elect to license technology in lieu of subscribing to services; our expected loss of revenues and customers; our baseline calibration; our ability to keep our operating expenses at a level below our baseline revenues; our future business plans and business planning process; allocation of purchase price for completed acquisitions; our expectations regarding future restructuring charges and cost-reduction activities; expenses, including amortization of intangible assets and stock-based compensation; goodwill impairment tests and the possibility of future impairment adjustments; capital expenditures; acquisition-related costs; our liability with respect to various claims and suits arising in the ordinary course; any commitments referred to in the “Commitments, Contingencies and Guarantees” section of this MD&A; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; our reinvestment of earnings of subsidiaries back into such subsidiaries; our dividend policy; the sufficiency of capital to meet working capital, capital expenditure, debt repayment requirements and our anticipated growth strategy; our ability to raise capital; our adoption of certain accounting standards and other matters related thereto constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties and are based on assumptions that may cause future results to differ materially from those expected. The material assumptions made in making these forward-looking statements include the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; our continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide us with access to capital; our continued ability to identify and source attractive and executable business combination opportunities; our ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. While management believes these assumptions to be reasonable under the circumstances, they may prove to be inaccurate. Such forward-looking statements also involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements of, or developments in our business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” in this MD&A and in other documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada from time to time. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

Overview

We use technology and networks to simplify complex business processes. We are primarily focused on logistics and supply chain management business processes. Our solutions are predominantly cloud-based and are focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service (“SaaS”) solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access and leverage global trade and restricted party data; file customs and security documents for imports and exports; research and perform trade tariff and duty calculations and complete numerous other logistics processes by participating in a large, collaborative multi-modal logistics community. Our pricing model provides our customers with flexibility in purchasing our solutions either on a subscription, transactional or perpetual license basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies for which delivery is either a key or a defining part of their own product or service offering, or for which our solutions provide an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

The Market
Logistics is the management of the flow of resources between a point of origin and a point of destination – processes that move items (such as goods, people, information) from point A to point B. Supply chain management is broader than logistics and includes the sourcing, procurement, conversion and storage of resources for consumption by an enterprise. Logistics and supply chain management have been evolving over the past several years as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated solutions for managing inventory in transit, conveyance units, people and business documents.

We believe logistics-intensive organizations are seeking to reduce operating costs, differentiate themselves, improve margins, and better serve customers. Global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing, imposition of additional customs and regulatory requirements and the increased rate of change in day-to-day business requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment is delayed at the border, a customer changes an order or a breakdown occurs on the road, there are increasingly more issues that can significantly impact the execution of fulfillment schedules and associated costs.

These challenges are heightened for suppliers that have end-customers frequently demanding narrower order-to-fulfillment periods, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, the movement and sharing of data between parties involved in the logistics process is equally important to the physical movement of goods. Manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions do not provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite this highly fragmented community and help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. While the rate of adoption of newer logistics and supply chain management technologies is increasing, a large number of organizations still have manual business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our Global

Logistics Network (“GLN”) and automating, as well as standardizing, multi-party business processes. We believe that our target customers are increasingly looking for a single source, neutral, network-based solution provider who can help them manage the end-to-end shipment process, which involves planning a shipment, booking transportation, tracking the shipment as it moves, managing regulatory compliance filings during the move and, finally, settling and auditing of transportation invoices.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies to automate aspects of their shipping processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries to securely and electronically file shipment and tariff/duty information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance has now become a global issue with significantly more international shipments crossing several borders on the way to their final destinations.

Solutions
Descartes’ Logistics Technology Platform unites a growing global community of logistics-focused parties, allowing them to transact business while leveraging a broad array of applications designed to help logistics-intensive businesses thrive. Descartes’ Logistics Technology Platform is the simple, elegant synthesis of a network, applications and a community.

The Logistics Technology Platform fuses our GLN, an extensive logistics network covering multiple transportation modes, with a broad array of modular, interoperable web and wireless logistics management solutions. Designed to help accelerate time-to-value and increase productivity and performance for businesses of all sizes, the Logistics Technology Platform leverages the GLN’s multimodal logistics community to enable companies to quickly and cost-effectively connect and collaborate.

Descartes’ GLN, the underlying foundation of the Logistics Technology Platform, manages the flow of data and documents that track and control inventory, assets and people in motion. Designed expressly for logistics operations, it is native to the particularities of different transportation modes and country borders. As a state-of-the-art messaging network with wireless capabilities, the GLN helps manage business processes in real-time and in-motion. Its capabilities go beyond logistics, supporting common commercial transactions, regulatory compliance documents, and customer specific needs.

The GLN extends its reach using interconnect agreements with other general and logistics-specific networks, to offer companies access to a wide array of trading partners. With the flexibility to connect and collaborate in unique ways, companies can effectively route or transform data to and from partners and deploy additional Descartes solutions on the GLN. The GLN allows “low tech” partners to act and respond with “high tech” capabilities and connect to the transient partners that exist in many logistics operations. This inherent adaptability creates opportunities to develop logistics business processes that can help customers differentiate themselves from their competitors.

Descartes’ Logistics Application Suite offers a wide array of modular, cloud-based, interoperable web and wireless logistics management applications. These solutions embody Descartes’ deep domain expertise, not merely “check box” functionality. These solutions deliver value for a broad range of logistics intensive organizations, whether they purchase transportation, run their own fleet, operate globally or locally, or work across air, ocean or ground transportation. Descartes’ comprehensive suite of solutions includes:
•	Routing, Mobile and Telematics;
•	Transportation Management;
•	Customs & Regulatory Compliance
•	Trade Data;
•	Global Logistics Network Services; and
•	Broker & Forwarder Enterprise Systems.

The Descartes applications forming part of the Logistics Technology Platform are modular and interoperable to allow organizations the flexibility to deploy them quickly within an existing portfolio of solutions. Implementation is streamlined because these solutions use web-native or wireless user interfaces and are pre-integrated with the GLN. With interoperable and multi-party solutions, Descartes’ solutions are designed to deliver functionality that can enhance a logistics operation’s performance and productivity both within the organization and across a complex network of partners.

Descartes’ GLN community members enjoy extended command of operations and accelerated time-to-value relative to many alternative logistics solutions. Given the inter-enterprise nature of logistics, quickly gaining access to partners is paramount. For this reason, Descartes has focused on growing a community that strategically attracts and retains relevant logistics parties. Upon joining the GLN community, many companies find that a number of their trading partners are already members with an existing connection to the GLN. This helps to minimize the time required to integrate Descartes’ logistics management applications and to begin realizing results. Descartes is committed to continuing to expand community membership. Companies that join the GLN community or extend their participation find a single place where their entire logistics network can exist regardless of the range of transportation modes, the number of trading partners or the variety of regulatory agencies.

Sales and Distribution
Our sales efforts are primarily directed towards two specific customer markets: (a) transportation companies and logistics service providers; and (b) manufacturers, retailers, distributors and mobile business service providers. Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and Europe, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific, Indian subcontinent, Ibero-America and African regions, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

United by Design
Descartes’ ‘United By Design’ strategic alliance program is intended to ensure complementary hardware, software and network offerings are interoperable with Descartes’ solutions and work together seamlessly to solve multi-party business problems.

‘United By Design’ is intended to create a global ecosystem of logistics-intensive organizations working together to standardize and automate business processes and manage resources in motion. The program centers on Descartes’ Open Standard Collaborative Interfaces, which provide a wide variety of connectivity mechanisms to integrate a broad spectrum of applications and services.

Descartes has partnering relationships with multiple parties across the following three categories:
•	Technology Partners – Complementary hardware, software, network, and embedded technology providers that extend the functional breadth of Descartes’ solution capabilities;
•	Consulting Partners - Large system integrators and enterprise resource planning system vendors through to vertically specialized or niche consulting organizations that provide domain expertise and/or implementation services for Descartes’ solutions; and
•	Channel Partners (Value-Added Resellers) – Organizations that market, sell, implement and support Descartes' solutions to extend access and expand market share into territories and markets where Descartes might not have a focused direct sales presence.

Marketing
Our marketing efforts are focused on growing demand for our solutions and establishing Descartes as a thought leader and innovator across the markets we serve. Marketing programs are delivered through integrated initiatives designed to reach our target customer and prospect groups. These programs include digital and online marketing, trade shows and user group events, partner-focused campaigns, and direct corporate marketing efforts.

Fiscal 2017 Highlights

On March 2, 2016, Descartes amended its $77.0 million revolving debt facility with a new senior secured credit facility. The credit facility consists of a $150.0 million revolving operating credit facility to be available for general corporate purposes including the financing of ongoing working capital needs and acquisitions. The credit facility also provides for an additional $7.5 million available to support foreign exchange and interest rate hedging. The credit facility has a five year maturity with no fixed repayment dates prior to the end of the five year term. Borrowings under the credit facility are secured by a first charge over substantially all of Descartes’ assets. The credit facility contains certain customary representations, warranties and guarantees, and covenants.

On April 18, 2016, we filed a final short-form base shelf prospectus, allowing us to offer and issue the following securities: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. The aggregate initial offering price of securities that may be sold by us (or certain of our current or future shareholders) pursuant to our base shelf prospectus during the 25-month period that our base shelf prospectus, including any amendments thereto, remains valid is limited to $500 million.

On April 29, 2016, we acquired pixi* Software GmbH (“Pixi”), a leading Germany-based provider of technology solutions for e-commerce order fulfilment and warehouse management. The solutions help its customers automate e-commerce processes originating from online orders, and is currently integrated with hundreds of e-commerce sites in Europe. The total purchase price for the acquisition was approximately $10.4 million, net of cash acquired, which was funded by drawing on our credit facility.

Consolidated Operations

The following table shows, for the fiscal years indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

	Three Months Ended
	April 30,	April 30,
	2016	2015
Total revenues	48.9	44.4
Cost of revenues	13.7	13.4
Gross margin	35.2	31.0
Operating expenses	19.8	17.9
Other charges	0.7	0.1
Amortization of intangible assets	7.2	6.0
Income from operations	7.5	7.0
Investment income	0.5	0.1
Interest expense	(0.1)	(0.1)
Income before income taxes	7.9	7.0
Income tax expense
Current	0.7	0.3
Deferred	1.2	1.8
Net income	6.0	4.9

EARNINGS PER SHARE
BASIC	0.08	0.06
DILUTED	0.08	0.06
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
BASIC	75,761	75,484
DILUTED	76,419	76,344

Total revenues consist of services revenues and license revenues. Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; (iii) maintenance, subscription and other related revenues, including revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period; and (iv) hardware revenues, which are recognized when hardware is shipped. License revenues are derived from perpetual licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a percentage of total revenues) generated over each of the periods indicated:

	Three Months Ended
	April 30, 2016	April 30, 2015
Services revenues	47.5	41.7
Percentage of total revenues	97%	94%

License revenues	1.4	2.7
Percentage of total revenues	3%	6%
Total revenues	48.9	44.4

Our services revenues were $47.5 million and $41.7 million for the first quarter of 2017 and 2016, respectively. The increase in the first quarter of 2017 as compared to the same period of 2016 was primarily due to the inclusion of a full period of services revenues from the fiscal 2016 acquisitions of MK Data Services LLC (“MK Data”), BearWare Inc. (“BearWare”) and Oz Development Inc. (“Oz”). Services revenues in the first quarter of fiscal 2017 as compared to the same period of fiscal 2016 were negatively impacted by the weakening of the British pound sterling, Canadian dollar and Norwegian krone compared to the US dollar. This negative impact was partially offset by the strengthening of the euro compared to the US dollar.

Our license revenues were $1.4 million and $2.7 million for the first quarter of 2017 and 2016, respectively. While our sales focus has been on generating services revenues in our SaaS business model, we have continued to see a market for licensing the products in our omni-channel retailing and home delivery logistics solutions. The amount of license revenues in a period is dependent on our customers’ preference to license our solutions instead of purchasing our solutions as a service and we anticipate variances from period to period.

As a percentage of total revenues, our services revenues were 97% and 94% for the first quarter of 2017 and 2016, respectively. The high percentage of revenues from services reflects our emphasis on selling to new customers and expanding product offerings to existing customers under our SaaS business model.

We operate in one business segment providing logistics technology solutions. The following table provides additional analysis of our revenues by geographic location of customer (in millions of dollars and as a percentage of total revenues):

	Three Months Ended
	April 30, 2016	April 30, 2015
United States	25.5	21.9
Percentage of total revenues	52%	49%

Europe, Middle-East and Africa (“EMEA”)	18.2	17.6
Percentage of total revenues	37%	40%

Canada	3.2	3.1
Percentage of total revenues	7%	7%

Asia Pacific	2.0	1.8
Percentage of total revenues	4%	4%

Total revenues	48.9	44.4

Revenues from the United States were $25.5 million and $21.9 million for the first quarter of 2017 and 2016, respectively. The increase in the first quarter of 2017 as compared to the same period of 2016 was primarily a result of the inclusion of United States-based revenue from the acquisitions of MK Data, BearWare and Oz.

Revenues from the EMEA region were $18.2 million and $17.6 million for the first quarter of 2017 and 2016, respectively. The increase in the first quarter of 2017 as compared to the same period of 2016 was primarily a result of increased transactional and subscription revenues as well as the strengthening of the euro compared to the US dollar. The increase was partially offset by lower license revenues in the first quarter of 2017 as compared to the same period of 2016.

Revenues from Canada were $3.2 million and $3.1 million for the first quarter of 2017 and 2016, respectively. The increase in the first quarter of 2017 as compared to the same period of 2016 was primarily a result of increased professional services revenues partially offset by the weakening of the Canadian dollar compared to the US dollar.

Revenues from the Asia Pacific region were $2.0 million and $1.8 million for the first quarter of 2017 and 2016, respectively. The increase in the first quarter of 2017 as compared to the same period of 2016 is primarily due to increased revenues associated with Descartes’ “Japan Ocean Advanced Filing Rule” solution which helps customers comply with Japan’s advanced cargo security initiative.

The following table provides analysis of cost of revenues (in millions of dollars) and the related gross margins for the periods indicated:

	Three Months Ended
	April 30, 2016	April 30, 2015
Services
Services revenues	47.5	41.7
Cost of services revenues	13.4	13.1
Gross margin	34.1	28.6
Gross margin percentage	72%	69%

License
License revenues	1.4	2.7
Cost of license revenues	0.3	0.3
Gross margin	1.1	2.4
Gross margin percentage	79%	89%

Total
Revenues	48.9	44.4
Cost of revenues	13.7	13.4
Gross margin	35.2	31.0
Gross margin percentage	72%	70%

Cost of services revenues consists of internal costs of running our systems and applications, hardware costs, and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for services revenues was 72% and 69% for the first quarter of 2017 and 2016, respectively. The margin in 2017 was positively impacted by inclusion of the acquisitions of Oz and MK Data which operate at margins higher than our other service revenue streams.

Cost of license revenues consists of costs related to our sale of third-party technology, such as third-party map license fees and royalties.

Gross margin percentage for license revenues was 79% and 89% for the first quarter of 2017 and 2016. Our gross margin on license revenues is dependent on the proportion of our license revenues that involve third-party technology. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attracts third-party technology costs, and vice versa.

Operating expenses, consisting of sales and marketing, research and development and general and administrative expenses, were $19.8 million and $17.9 million for the first quarter of 2017 and 2016, respectively. The increase in operating expenses in the first quarter of 2017 as compared to the same period of 2016 was primarily due to operating expenses from the acquisitions of BearWare, MK Data, and Oz. Operating expenses in the first quarter of 2017 compared to the same period of 2016 were positively impacted by the weakening of the Canadian dollar and British pound sterling compared to the US dollar.

The following table provides analysis of operating expenses (in millions of dollars and as a percentage of total revenues) for the periods indicated:

	Three Months Ended
	April 30, 2016	April 30, 2015
Total revenues	48.9	44.4

Sales and marketing expenses	5.7	5.5
Percentage of total revenues	12%	12%

Research and development expenses	8.8	7.5
Percentage of total revenues	18%	17%

General and administrative expenses	5.3	4.9
Percentage of total revenues	11%	11%

Total operating expenses	19.8	17.9
Percentage of total revenues	40%	40%

Sales and marketing expenses include salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses were $5.7 million and $5.5 million for the first quarter of 2017 and 2016, respectively, representing 12% of total revenues for both the first quarter of 2017 and 2016. The increase in sales and marketing expenses in the first quarter of 2017 as compared to the same period of 2016 was primarily due to the inclusion of sales and marketing expenses from the acquisitions of BearWare, MK Data, and Oz and additional expenses related to our annual User Group conference.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in 2017 and 2016. Research and development expenses were $8.8 million and $7.5 million for the first quarter of 2017 and 2016, respectively, representing 18% and 17% of total revenues in the first quarter of 2017 and 2016, respectively. The increase in research and development expenses in the first quarter of 2017 as compared to the same period of 2016 was primarily attributable to increased payroll and related costs from the acquisitions of BearWare, MK Data, and Oz. Research and development expenses in the first quarter of 2017 as compared to the same period of 2016 were positively impacted by the weakening of the Canadian dollar and negatively impacted by the strengthening of euro compared to the US dollar.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $5.3 million and $4.9 million for the first quarter of 2017 and 2016, respectively, representing 11% of total revenues for both the first quarter of 2017 and 2016. The increase in general and administrative expenses in the first quarter of 2017 as compared to the same period of 2016 was primarily attributable to the inclusion of general and administrative expenses from the acquisitions of BearWare, MK Data, and Oz. General and administrative expenses in the first quarter of 2017 as compared to the same period of 2016 were positively impacted by the weakening of the Canadian dollar and negatively impacted by the strengthening of the euro compared to the US dollar.

Other charges consist primarily of acquisition-related costs with respect to completed and prospective acquisitions and restructuring charges. Acquisition-related costs primarily include retention bonuses, advisory services, brokerage services and administrative costs, and relate to completed and prospective acquisitions. Restructuring costs relate to the integration of previously completed acquisitions and other cost-reduction activities. Other charges were $0.7 million and $0.1 million for the first quarter of 2017 and 2016, respectively. Other charges were comprised of acquisition-related costs of $0.7 million and $0.1 million in the first quarter of 2017 and 2016, respectively, and restructuring costs of nil and $0.1 million for the first quarter of 2017 and 2016, respectively.

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names, in each case associated with acquisitions completed by us as of the end of each reporting period. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities as well as our asset impairment tests. Amortization of intangible assets was $7.2 million and $6.0 million in the first quarter of 2017 and 2016, respectively. The increase in amortization expense in the first quarter of 2017 compared to the same period of 2016 is primarily attributable to amortization expense from the acquisitions of BearWare, MK Data, and Oz. As at April 30, 2016, the unamortized portion of all intangible assets amounted to $139.6 million.

We test the carrying value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangible assets is determined by discounting the expected related cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal periods reported.

Investment income was $0.5 million and $0.1 million in the first quarter of 2017 and 2016, respectively. The increase in investment income was primarily attributable to sale of marketable securities during the period.

Interest expense was $0.1 million in both the first quarter of 2017 and 2016 Interest expense is primarily comprised of interest expense on the amount borrowed and outstanding on our revolving debt facility as well as amortization of deferred financing charges.

Income tax expense is comprised of current and deferred income tax expense. Income tax expense for the first quarter of 2017 and 2016 was 24.0% and 29.5% of income before income taxes, respectively, with current income tax expense for the same periods being 9.0% and 3.9% of income before income taxes, respectively.

Income tax expense – current was $0.7 million and $0.3 million in the first quarter of 2017 and 2016, respectively. Current income taxes arise primarily from income that is not fully sheltered by loss carry-forwards primarily in the US and EMEA. The increase in current income tax expense in the first quarter of 2017 compared to the same period of 2016 was primarily attributable to changes in the estimate of our uncertain tax positions.

Income tax expense – deferred was $1.2 million and $1.8 million in the first quarter of 2017 and 2016, respectively. The decrease in deferred income tax expense in the first quarter of 2017 compared to the same period of 2016 was primarily attributable to additional valuation allowance in EMEA in 2016.

Net income was $6.0 million and $4.9 million for the first quarter of 2017 and 2016, respectively.

Quarterly Operating Results

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average number of share amounts) for each of the quarters ended on the date indicated.

	April 30,	July 31,	October 31,	January 31,	Total
	2016	2016	2016	2017
2017
Revenues	48,911				48,911
Gross margin	35,222				35,222
Operating expenses	19,806				19,806
Net income	6,038				6,038
Basic earnings per share	0.08				0.08
Diluted earnings per share	0.08				0.08
Weighted average shares outstanding (thousands):
Basic	75,761				75,761
Diluted	76,419				76,419

	April 30,	July 31,	October 31,	January 31,	Total
	2015	2015	2015	2016
2016
Revenues	44,424	45,172	47,360	48,037	184,993
Gross margin	31,041	31,683	33,944	34,466	131,134
Operating expenses	17,887	18,294	19,528	19,615	75,324
Net income	4,901	5,072	5,229	5,360	20,562
Basic earnings per share	0.06	0.07	0.07	0.07	0.27
Diluted earnings per share	0.06	0.07	0.07	0.07	0.27
Weighted average shares outstanding (thousands):
Basic	75,484	75,498	75,633	75,760	75,595
Diluted	76,344	76,396	76,421	76,423	76,409

	April 30,	July 31,	October 31,	January 31,	Total
	2014	2014	2014	2015
2015
Revenues	40,836	42,680	43,057	44,287	170,860
Gross margin	27,587	28,860	29,181	30,353	115,981
Operating expenses	16,418	17,284	17,236	17,876	68,814
Net income	3,694	3,613	4,157	3,595	15,059
Basic earnings per share	0.06	0.05	0.06	0.05	0.21
Diluted earnings per share	0.06	0.05	0.05	0.05	0.21
Weighted average shares outstanding (thousands):
Basic	63,667	67,559	75,324	75,460	70,559
Diluted	64,817	68,567	76,190	76,303	71,584

Revenues over the comparative period have been positively impacted by the nine acquisitions that we have completed since the beginning of fiscal 2015. In addition, over the past three fiscal years we have seen increased revenues as a result of an increase in transactions processed over our GLN business document exchange as we help our customers comply with electronic filing requirements of US, Canadian, EU and Asia security and customs regulations.

Our services revenues continue to have seasonal trends. In the first fiscal quarter of each year, we historically have seen lower shipment volumes by air and truck which impact the aggregate number of transactions flowing through our GLN business document exchange. In the second fiscal quarter of each year, we historically have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. In the third fiscal quarter of each year, we have historically seen shipment and transactional volumes at their highest. In the fourth fiscal quarter of each year, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive during that period.

In the first quarter of 2017, revenues and net income were positively impacted by the inclusion of a full quarter of operations from our acquisition of Oz. Revenues in the first quarter were positively impacted by the strengthening of the euro compared to the US dollar. Gross margins and net income continue to be positively impacted by inclusion of the acquisitions of MK Data and Oz. Net income was partially offset by additional amortization as a result of the acquisition of Oz.

In 2016, revenues, gross margins and net income were positively impacted on a comparative basis to 2015 by the inclusion of a full period of operations from our fiscal 2015 acquisitions of Computer Management, Customs Info, Airclic, e-customs and Pentant as well as the partial period of operations from our fiscal 2016 acquisitions of MK Data, BearWare and Oz. Revenue growth was partially offset by the negative impact of the weakening of the euro, Canadian dollar, Norwegian krone, Swedish krona and British pound sterling compared to the US dollar. Net income was negatively impacted by $1.4 million of acquisition-related costs with respect to completed and prospective acquisitions and restructuring costs of $0.1 million in 2016.

In 2015, revenues and net income were positively impacted on a comparative basis to 2014 by the inclusion of a full period of operations from our fiscal 2014 acquisitions of KSD, Compudata and Impatex as well as the inclusion of a partial period of operations from our fiscal 2015 acquisitions of Computer Management, Customs Info, Airclic and to a lesser extent e-customs and Pentant. Net income was negatively impacted by a $0.4 million charge related to executive departure charges during the second quarter of 2015, as well as $0.1 million and $0.7 million of restructuring costs during the first and fourth quarters of 2015, respectively. Acquisition-related costs with respect to completed and prospective acquisitions of $0.5 million, $0.3 million, $0.2 million and $0.7 million in the first, second, third and fourth quarters of 2015, respectively, and interest expense on our revolving debt facility of $0.4 million in each of the first and second quarters of 2015 reduced net income. A deferred income tax recovery of $1.3 million in the UK also favourably contributed to net income in the fourth quarter of 2015.

Our weighted average shares outstanding has increased over the three-year comparative period as a result of the public offering of common shares completed on July 2, 2014, common shares issued in relation to the acquisition of Customs Info and common shares issued pursuant to periodic employee stock option exercises.

Liquidity and Capital Resources

Cash We had $55.6 million and $37.2 million in cash as at April 30, 2016 and January 31, 2016, respectively. All cash was held in interest-bearing bank accounts, primarily with major Canadian, US and European banks.

Credit facility. On March 2, 2016, we amended our $77.0 million revolving debt facility with a new senior secured credit facility. The credit facility consists of a $150.0 million revolving operating credit facility to be available for general corporate purposes including the financing of ongoing working capital needs and acquisitions. The credit facility also provides for an additional $7.5 million available to support foreign exchange and interest rate hedging. The credit facility has a five year maturity with no fixed repayment dates prior to the end of the five year term. Borrowings under the credit facility are secured by a first charge over substantially all of Descartes’ assets. Depending on the type of advance, interest rates under the revolving operating portion of the credit facility are based on the Canada or US prime rate, Bankers’ Acceptance (BA) or London Interbank Offered Rate (LIBOR) plus an additional 0 to 200 basis points based on the ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization, as defined in the credit agreement. A standby fee of between 20 to 28 basis points will be charged on all undrawn amounts. The credit facility contains certain customary representations, warranties and guarantees, and covenants. As of April 30, 2016, $139.1 million of the revolving operating credit facility remains available for use and the outstanding balance of $10.9 million is required to be repaid prior to the end of the term of the credit facility. No amounts have been drawn on the facility available to support foreign exchange and interest rate hedging. We are in compliance with the covenants of the credit facility as of April 30, 2016.

Short-form base shelf prospectus. On April 18, 2016, we filed a final short-form base shelf prospectus, allowing us to offer and issue the following securities: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. The aggregate initial offering price of securities that may be sold by us (or certain of our current or future shareholders) pursuant to our base shelf prospectus during the 25-month period that our base shelf prospectus, including any amendments thereto, remains valid is limited to $500 million.

Working capital. As at April 30, 2016, our working capital (current assets less current liabilities) was $50.8 million. Current assets primarily include $55.6 million of cash, $27.6 million of current trade receivables and $4.5 million of prepaid assets. Current liabilities primarily include $18.3 million of deferred revenue, $17.5 million of accrued liabilities and $5.1 million of accounts payable. Our working capital has increased since January 31, 2016 by $15.9 million, primarily due to cash generated from operations during the period.

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, issuances of common shares and proceeds from debt. We anticipate that, considering the above, we have sufficient liquidity to fund our current cash requirements for working capital, contractual commitments, capital expenditures and other operating needs. We also believe that we have the ability to generate sufficient amounts of cash in the long term to meet planned growth targets and to fund strategic transactions. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes. We expect, from time to time, to continue to consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake further financing transactions, including draws on our credit facility or equity offerings, in connection with any such potential strategic transaction.

With respect to earnings of our non-Canadian subsidiaries, our intention is that these earnings will be reinvested in each subsidiary indefinitely. Of the $55.6 million of cash as at April 30, 2016, $52.2 million was held by our foreign subsidiaries, most significantly in the United States with lesser amounts held in other countries in the EMEA and Asia Pacific regions. To date, we have not encountered significant legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. In the future, if we elect to repatriate the unremitted earnings of our foreign subsidiaries in the form of dividends, or if the shares of the foreign subsidiaries are sold or transferred, then we could be subject to additional Canadian or foreign income taxes, net of the impact of any available foreign tax credits, which would result in a higher effective tax rate. However, since we currently anticipate investing outside of Canada, it is our current intent to permanently reinvest unremitted earnings in our foreign subsidiaries.

The table set forth below provides a summary of cash flows for the periods indicated in millions of dollars:

	Three Months Ended
	April 30, 2016	April 30, 2015
Cash provided by operating activities	15.9	11.9
Purchase of marketable securities	(0.2)	-
Sale of marketable securities	2.8	-
Additions to property and equipment	(1.3)	(0.9)
Acquisition of subsidiaries, net of cash acquired	(10.4)	-
Proceeds from borrowing on credit facility	10.8	-
Payment of debt issuance costs	(0.6)	-
Issuance of common shares, net of issuance costs	(0.1)	0.1
Effect of foreign exchange rate on cash	1.5	(0.7)
Net change in cash	18.4	10.4
Cash, beginning of period	37.2	118.1
Cash, end of period	55.6	128.5

Cash provided by operating activities was $15.9 million and $11.9 million for the first quarter of 2017 and 2016, respectively. For the first quarter of 2017, the $15.9 million of cash provided by operating activities resulted from $6.0 million of net income, plus adjustments for $9.1 million of non-cash items included in net income and plus $0.8 million of cash generated from changes in our operating assets and liabilities. For the first quarter of 2016, the $11.9 million of cash provided by operating activities resulted from $4.9 million of net income, plus adjustments for $8.8 million of non-cash items included in net income and less $1.8 million of cash used from changes in our operating assets and liabilities. Cash provided by operating activities increased in the first quarter of 2017 compared to the same period of 2016, primarily due cash generated from changes in our operating assets and liabilities which increased $2.6 million.

Purchase of marketable securities was $0.2 million and nil for the first quarter of 2017 and 2016, respectively.

Sale of marketable securities was $2.8 million and nil for the first quarter of 2017 and 2016, respectively.

Additions to property and equipment were $1.3 million and $0.9 million for first quarter of 2017 and 2016, respectively. Additions to property and equipment were greater in the first quarter of 2017 compared to the same period of 2016 as a result of additional investments in computing equipment and software to support our network and build out security infrastructure.

Acquisition of subsidiaries, net of cash acquired was $10.4 million and nil for the first quarter of 2017 and 2016, respectively. In the first quarter 2017, the $10.4 million was related to the acquisition of Pixi.

Proceeds from borrowing on credit facility were $10.8 and nil for the first quarter of 2017 and 2016, respectively.  In the first quarter of 2017, the $10.8 million was a result of borrowings on our credit facility to finance the acquisition of Pixi.

Payment of debt issuance costs was $0.6 million and nil for the first quarter of 2017 and 2016, respectively.  In the first quarter of 2017, the $0.6 million relates to costs paid in amending the terms of the credit facility.

Issuance of common shares, net of issuance costs of ($0.1) million and $0.1 million for the first quarter of 2017 and 2016, respectively. In the first quarter of 2017, the cash used relates to costs paid to file the short-form base shelf prospectus. In the first quarter of 2016, the cash provided was a result of the exercise of employee stock options.

Commitments, Contingencies and Guarantees

Commitments
To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating obligations as of April 30, 2016:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Debt obligations	-	-	10.9	-	10.9
Operating lease obligations	4.6	5.4	1.1	-	11.1
Capital lease obligations	0.1	0.1	-	-	0.2
Total	4.7	5.5	12.0	-	22.2

Debt Obligations
The debt obligations are comprised of principal repayments on our credit facility.  Interest, not included in the table above, is payable quarterly in arrears based on the applicable variable rate.

Lease Obligations
We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2021. We are also committed under non-cancelable capital leases for computer equipment expiring at various dates through 2018. The future minimum amounts payable under these lease agreements are presented in the table above.

Other Obligations
Deferred Share Unit and Restricted Share Unit Plans
As discussed in the “Trends / Business Outlook” section later in this MD&A and in Note 2 to the audited consolidated financial statements for 2016 included in our 2016 Annual Report, we maintain DSU and CRSU plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate amount for the unvested CRSUs of $1.2 million at April 30, 2016. As at April 30, 2016 there were no unvested DSUs. The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license and services agreements with our customers, where license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnities. These indemnities typically arise in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnities requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnities.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our financial statements for the guarantees or indemnities described above.

Outstanding Share Data

We have an unlimited number of common shares authorized for issuance. As of May 26, 2016, we had 75,762,184 common shares issued and outstanding.

As of the opening of business on May 26, 2016, there were 613,821 options issued and outstanding, and 71,332 remaining available for grant under all stock option plans. The Board of Directors of the Corporation has, subject to the approval of the shareholders of the Corporation at the annual meeting of shareholders being held on May 26, 2016, approved the addition of a further 4,500,000 options to the Corporation’s stock option plan. As of May 26, 2016, there were 337,647 performance share units (“PSUs”) and 263,235 restricted share units (“RSUs”) issued and outstanding, and 265,818 remaining available for grant under all performance and restricted share unit plans.

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the Company. The Rights Plan was approved by the TSX and was originally approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004. On May 29, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. At our annual shareholders meeting held on May 29, 2014, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. The Rights Plan will expire at the termination of our annual shareholders’ meeting in calendar year 2017 unless its continued existence is ratified by the shareholders before such expiration. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

Application of Critical Accounting Policies

Our unaudited condensed consolidated financial statements and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operations. Our significant accounting policies are discussed in Note 2 to the audited consolidated financial statements for 2016 included in our 2016 Annual Report.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors.

The following reflect our more significant estimates, judgments and assumptions which we believe are the most critical to aid in fully understanding and evaluating our reported financial results for the period ended April 30, 2016:
•	Revenue recognition;
•	Impairment of long-lived assets;
•	Goodwill;

•	Stock-based compensation;
•	Income taxes; and
•	Business combinations.

During the first three months of fiscal 2017, there were no significant changes to our critical accounting policies and estimates. Our 2016 Annual Report provides a discussion of our critical accounting policies and estimates.

Change In / Initial Adoption of Accounting Policies

Recently adopted accounting pronouncements

In April 2015, the FASB issued Accounting Standards Update 2015-03, “Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”). ASU 2015-03 simplifies the presentation of debt issuance costs. ASU 2015-03 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015, which will be our fiscal year beginning February 1, 2016. The Company adopted this guidance in the first quarter of fiscal 2017. The adoption of this standard did not have a material impact on our results of operations or disclosures.

In April 2015, the FASB issued Accounting Standards Update 2015-05, “Intangibles – Goodwill and Other – Internal Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement” (“ASU 2015-05”). ASU 2015-05 provides guidance about whether a cloud computing arrangement includes a software license. ASU 2015-05 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015, which will be our fiscal year beginning February 1, 2016. The Company adopted this guidance in the first quarter of fiscal 2017. The adoption of this standard did not have a material impact on our results of operations or disclosures.

Recently issued accounting pronouncements
In May 2014, the FASB issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”). This update supersedes the revenue recognition requirements in ASC Topic 605, "Revenue Recognition" and nearly all other existing revenue recognition guidance under US GAAP. The core principal of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In August 2015, the FASB issued Accounting Standards Update 2015-14 which defers the effective date of ASU 2014-09 for one year. ASU 2014-09 is now effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, which will be our fiscal year beginning February 1, 2018. Early adoption as of the original effective date of ASU 2014-09 is permitted. When applying ASU 2014-09 we can either apply the amendments: (i) retrospectively to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09 or (ii) retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined within ASU 2014-09. In March 2016, the FASB issued Accounting Standards Update 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” (“ASU 2016-08”). ASU 2016-08 amends the guidance in ASU 2014-09 to clarify the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued Accounting Standards Update 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” (“ASU 2016-10”). ASU 2016-10 amends the guidance in ASU 2014-09 to clarify the implementation guidance on identifying performance obligations and licensing. In May 2016, the FASB issued Accounting Standards Update 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”). ASU 2016-12 amends the guidance in ASU 2014-09 to clarify the implementation guidance on collectibility, presentation of sales taxes, noncash consideration, completed contracts and contract modifications. We are currently evaluating the effect that the pending adoption of the above mentioned

ASUs will have on our results of operations, financial position and disclosures. Although it is expected to have an impact on our revenue recognition policies and disclosures, we have not yet selected a transition method nor have we determined when we will adopt the standard and the effect of the standard on our ongoing financial reporting.

In August 2014, the FASB issued Accounting Standards Update 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 2015-40)” (“ASU 2014-15”). ASU 2014-15 requires an entity’s management to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter, which will be our fiscal year beginning February 1, 2016. Early adoption is permitted. The Company will adopt this guidance in the fourth quarter of fiscal 2017. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In July 2015, the FASB issued Accounting Standards Update 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” (“ASU 2015-11”). ASU 2015-11 provides guidance to more clearly articulate the requirements for the measurement and disclosure of inventory. ASU 2015-11 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016, which will be our fiscal year beginning February 1, 2017. The Company will adopt this guidance in the first quarter of fiscal 2018. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In January 2016, the FASB issued Accounting Standards Update 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). ASU 2016-01 supersedes the guidance to classify equity securities with readily determinable fair values into different categories reducing the number of items that are recognized in other comprehensive income as well as simplifying the impairment assessment of equity investments without readily determinable fair values. ASU 2016-01 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, which will be our fiscal year beginning February 1, 2018. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

In February 2016, the FASB issued Accounting Standards Update 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 supersedes the lease guidance in ASC Topic 840, “Leases” and requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. ASU 2016-02 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018, which will be our fiscal year beginning February 1, 2019. The Company will adopt this guidance in the first quarter of fiscal 2020 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

In March 2016, the FASB issued Accounting Standards Update 2016-09, “Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 simplifies the accounting and presentation of share-based compensation. ASU 2016-09 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016, which will be our fiscal year beginning February 1, 2017. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2018. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

Trends / Business Outlook

This section discusses our outlook for fiscal 2017 and in general as of the date of this MD&A, and contains forward-looking statements.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Declines in shipment volumes in the US or internationally likely would have a material adverse effect on our business.

Industry consolidation, rapid technological change and frequent new product introductions and enhancements continue to characterize the software and network services industries – particularly for logistics management technology companies. Organizations are increasingly requiring greater levels of functionality and more sophisticated product offerings from their software and services providers.

Increased importance is being placed on leveraging cloud-based technology to better manage logistics processes and to connect and collaborate with trading partners on a global basis, as well as to reuse and share supply chain data in order to accelerate time-to-value. Cloud-based technology also enables business networks to more easily unite and integrate services provided by a broad range of partners and technology alliances to extend functionality and further enhance collaboration between business communities. As a result, we believe there is a trend away from using manual and paper-based supply chain and logistics processes towards electronic processes powered by the exchange of electronic information between logistics and supply chain participants.

Accordingly, we expect that our future success will be dependent upon our ability to enhance current products or develop and introduce new products offering enhanced performance and new functionality at competitive prices. In particular, we believe customers are looking for end-to-end solutions that combine a multi-modal, multi-process network with business document exchange and wireless mobile resource management (“MRM”) applications with end-to-end global trade compliance and collaborative supply chain execution applications. These applications include freight bookings, contract and rate management, classification of goods for tariff and duty purposes, sanctioned party screening, customs filings and electronic shipment manifest processes, transportation management, routing and scheduling, purchase order to dock door processes, and inventory visibility.

We believe that there continues to be a growing acceptance of subscription pricing and SaaS business models in the markets we serve that provide lower up-front cost and easier-to-maintain alternatives than may be available through traditional perpetual license pricing models.

In the first quarter of 2017, our services revenues comprised 97% of our total revenues, with the balance being license revenues. We expect that our focus in 2017 will remain on generating services revenues, primarily by promoting the use of our GLN (including customs compliance services) and the migration of customers using our legacy license-based products to our services-based architecture. We anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion and the composition of our revenues in any one quarter between services revenues and license revenues will be impacted by the buying preferences of our customers.

We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts which provide us with recurring services revenues. After their initial term, our service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. For 2017, based on our historic experience, we anticipate that over a one-year period we may lose approximately 5% to 7% of our aggregate annualized recurring revenues in the ordinary course. This includes the further loss of recurring revenue from our contract to operate the U.S. Census Bureau’s Automated Export System, AESDirect, which will continue to decline as Census transitions users of the AESDirect system to a new system operated by U.S. Customs & Border Protection. While the revenue from the Census contract represented less than 2% of our aggregate revenues in the past quarter, there can be no assurance that we will be able to replace it or any other lost revenue with new sources of recurring revenue from new customer relationships or from existing customers.

We internally measure and manage our “baseline calibration,” a non-GAAP financial measure, which we define as the difference between our “baseline revenues” and “baseline operating expenses”. We define our “baseline revenues,” a non-GAAP financial measure, as our visible, recurring and contracted revenues. Baseline revenues are not a projection of anticipated total revenues for a period as they exclude any anticipated or expected new sales for a period beyond the date that the baseline revenues are measured. We define our “baseline operating expenses,” a non-GAAP financial measure, as our total expenses less interest, taxes, depreciation and amortization, stock-based compensation (for which we include related costs and taxes), acquisition-related costs and restructuring charges. Baseline operating expenses are not a projection of anticipated total expenses for a period as they exclude any expenses associated with anticipated or expected new sales for a period beyond the date that the baseline expenses are measured. Our baseline calibration is not a projection of net income for a period as determined in accordance with GAAP, or adjusted earnings before interest, taxes, depreciation and amortization for a period as it excludes anticipated or expected new sales for a period beyond the date that the baseline calibration is measured, excludes any costs of goods sold or other expenses associated with such new sales, and excludes the expenses identified as excluded in the definition of “baseline operating expenses,” above. We calculate and disclose “baseline revenues,” “baseline operating expenses” and “baseline calibration” because management uses these metrics in determining its planned levels of expenditures for a period. These metrics are estimates and not projections, nor actual financial results, and are not indicative of current or future performance. These metrics do not have a standardized meaning prescribed by GAAP and are unlikely to be comparable to similarly-titled metrics used by other companies and are not a replacement or proxy for any GAAP measure. At May 25, 2016, using foreign exchange rates of $0.77 to CAD $1.00, $1.12 to EUR 1.00 and $1.47 to £1.00, we estimated that our baseline revenues for the second quarter of 2017 are approximately $48.3 million and our baseline operating expenses are approximately $34.7 million. We consider this to be our baseline calibration of approximately $13.6 million for the second quarter of 2017, or approximately 28% of our baseline revenues as at May 25, 2016.

We estimate that aggregate amortization expense for existing intangible assets will be $21.2 million for the remainder of 2017, $23.5 million for 2018, $21.3 million for 2019, $20.7 million for 2020, $17.1 million for 2021, $13.2 million for 2022 and $22.6 million thereafter, assuming that no impairment of existing intangible assets occurs in the interim and subject to fluctuations in foreign exchange rates.

We anticipate that acquisition costs related to retention bonuses for the remainder of 2017 will be approximately $1.1 million, conditional on future services rendered by employees.

We anticipate that stock-based compensation expense for the remainder of 2017 will be approximately $1.5 million to $1.9 million, subject to any necessary adjustments resulting from reconciling estimated stock-based compensation forfeitures to actual stock-based compensation forfeitures.

We performed our annual goodwill impairment tests in accordance with ASC Topic 350, “Intangibles – Goodwill and Other” (“ASC Topic 350”) on October 31, 2015 and determined that there was no evidence of impairment. We are currently scheduled to perform our next annual impairment test during the third quarter of fiscal 2017. We will continue to perform quarterly analyses of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. The likelihood of any future impairment increases if our public market capitalization is adversely impacted by global economic, capital market or other conditions for a sustained period of time. Any future impairment adjustment will be recognized as an expense in the period that such adjustment is identified.

In the first quarter of 2017, capital expenditures were $1.3 million or 3% of revenues, as we continue to invest in computer equipment and software to support our network and build out our infrastructure. We anticipate that we will incur approximately $4.0 million to $5.5 million in capital expenditures in the remainder of 2017 primarily related to investments in our network and security infrastructure.

We conduct business in a variety of foreign currencies and, as a result, our foreign operations are subject to foreign exchange fluctuations. Our businesses operate in their local currency environment and use their local currency as their functional currency. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using daily exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity. Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. Some of our cash is held in foreign currencies. We currently have no specific hedging program in place to address fluctuations in international currency exchange rates. We can make no accurate prediction of what will happen with international currency exchange rates going forward. However, if the US dollar was to weaken in comparison to foreign currencies, then we anticipate this will increase the expenses of our business and have a negative impact on our results of operations. By way of illustration, 61% of our revenues in the first quarter of 2017 were in US dollars, 16% in euro, 8% in British pound sterling, 6% in Canadian dollars, and the balance in mixed currencies, while 45% of our operating expenses were in US dollars, 19% in euro, 6% in British pound sterling, 20% in Canadian dollars, and the balance in mixed currencies.

As at May 26, 2016, we had 192,128 outstanding DSUs and 127,206 outstanding CRSUs. CRSUs are notional share units granted to directors, officers and employees that, when vested, are settled in cash by Descartes using the fair market value of Descartes’ common shares at the vesting date. DSUs, which have only been granted to non-executive directors, vest upon award but are only paid after the completion of the applicable director’s service to Descartes. CRSUs generally vest and are paid over a period of three- to five-years. Our liability to pay amounts for DSUs and CRSUs is determined using the fair market value of Descartes’ common shares at the applicable balance sheet date. Increases in the fair market value of Descartes’ common shares between reporting periods will require us to record additional expense in a reporting period; while decreases in the fair market value of Descartes’ common shares between reporting periods will require us to record an expense recovery. For CRSUs and DSUs, the amount of any expense or recovery is based on the number of vested units outstanding and our stock price. Because the expense is subject to fluctuations in our stock price, we are not able to predict these expenses or expense recoveries and, accordingly, they are outside our baseline calibration.

In the first quarter of 2017, we recorded a net deferred income tax expense of $1.2 million primarily as a result of income that is sheltered by loss carry-forwards and other tax attributes. The amount of any tax expense or recovery in a period will depend on the amount of taxable income, if any, we generate in a jurisdiction, our then current effective tax rate in that jurisdiction, and estimations of our ability to utilize deferred tax asset balances in the future. We can provide no assurance as to the timing or amounts of any income tax expense or recovery, nor can we provide any assurance that our current valuation allowance for deferred tax assets will not need to be adjusted further.

Our tax expense for a period is difficult to predict as it depends on many factors, including the actual jurisdictions in which income is earned, the tax rates in those jurisdictions, the amount of deferred tax assets relating to the jurisdictions and the valuation allowances relating to those tax assets.

We intend to continue to actively explore business combinations to add complementary services, products and customers to our existing businesses.  We also intend to continue to focus our acquisition activities on companies that are targeting the same customers as us and processing similar data and, to that end, we listen to our customers’ suggestions as they relate to acquisition opportunities. Depending on the size and scope of any business combination, or series of business combinations, we may choose or need to use our existing credit facility or need to raise additional debt or equity capital. However, there can be no assurance that we will be able to undertake such a financing transaction. If we use debt in connection with acquisition activity, we will incur additional interest expense from the date of the draw under such facility.

Certain future commitments are set out above in the section of this MD&A called “Commitments, Contingencies and Guarantees”. We believe that we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of these commitments.

Certain Factors That May Affect Future Results

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

We may have difficulties identifying, successfully integrating or maintaining or growing our acquired businesses.
Businesses that we acquire may sell products or operate services that we have limited experience operating or managing. We may experience unanticipated challenges or difficulties identifying suitable acquisition candidates, integrating their businesses into our company, maintaining these businesses at their current levels or growing these businesses. Factors that may impair our ability to identify, successfully integrate, maintain or grow acquired businesses may include, but are not limited to:
•	Challenges identifying suitable businesses to buy and negotiating the acquisition of those businesses on acceptable terms;
•	Challenges completing the acquisitions within our expected time frames and budgets;
•	Challenges in integrating acquired businesses with our business;
•	Loss of customers of the acquired business;
•	Loss of key personnel from the acquired business, such as former executive officers or key technical personnel;
•	Non-compatible business cultures;
•	For regulatory compliance businesses, changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;
•	Difficulties in gaining necessary approvals in international markets to expand acquired businesses as contemplated;
•	Our inability to obtain or maintain necessary security clearances to provide international shipment management services;
•	Our failure to make appropriate capital investments in infrastructure to facilitate growth; and
•	Other risk factors identified in this report.

We may fail to properly respond to any of these risks, which may have a material adverse effect on our business results.

Investments in acquisitions and other business initiatives involve a number of risks that could harm our business.
We have in the past acquired, and in the future expect to seek to acquire, additional products, services, customers, technologies and businesses that we believe are complementary to ours. For example, in 2017, we have acquired Pixi.  In 2016, we acquired BearWare, MK Data and Oz. In 2015 we acquired Computer Management, Customs Info, Airclic, e-customs and Pentant. We are unable to predict whether or when we will be able to identify any appropriate products, technologies or businesses for acquisition, or the likelihood that any potential acquisition will be available on terms acceptable to us or will be completed. We also, from time to time, take on investments in other business initiatives, such as the implementation of new systems or purchase of marketable securities.

Acquisitions and other business initiatives involve a number of risks, including: substantial investment of funds, diversion of management’s attention from current operations; additional demands on resources, systems, procedures and controls; and disruption of our ongoing business. Acquisitions specifically involve risks, including: difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. In addition, we may not identify all risks or fully assess risks identified in connection with an investment. As well, by investing in such initiatives, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, for acquisitions, there is a risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also a risk that the contemplated benefits of an acquisition or other investment may not materialize as planned or may not materialize within the time period or to the extent anticipated. The individual or combined effect of these risks could have a material adverse effect on our business.

Our existing customers might cancel contracts with us, fail to renew contracts on their renewal dates, and/or fail to purchase additional services and products, and we may be unable to attract new customers.
We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option and/or subject to cancellation rights, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or we are unable to attract new customers, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, the cost of our products and services as compared to the cost of products and services offered by our competitors, our ability to attract, hire and maintain qualified personnel to meet customer needs, consolidating activities in the market, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues we may have anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenue losses. In addition, loss of one or more of our key customers could adversely impact our competitive position in the marketplace and hurt our credibility and ability to attract new customers.

System or network failures or information security breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers on which we rely as part of our own product offerings could result in the inability of our customers to receive our products for an indeterminate period of time. Our ability to deliver our products and services depends on the development and maintenance of internet infrastructure by third parties. This includes maintenance of reliable networks with the necessary security, speed, data capacity and bandwidth. While our services are designed to operate without interruption, we have experienced, and may in the future experience, interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with customers. Our services and products may not function properly for reasons which may include, but are not limited to, the following:
•	System or network failure;
•	Software errors, failures and crashes;
•	Interruption in the supply of power;
•	Virus proliferation;
•	Communications failures;
•	Information or infrastructure security breaches;
•	Insufficient investment in infrastructure;
•	Earthquakes, fires, floods, natural disasters, or other force majeure events outside our control; and
•	Acts of war, cyber-attacks, denial-of-service attacks and/or terrorism.

In addition, any disruption to the availability of customer information, or any compromise to the integrity or confidentiality of customer information in our systems or networks, or the systems or networks of third parties on which we rely, could result in our customers being unable to effectively use our products or services or forced to take mitigating actions to protect their information. Back-up and redundant systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers or the integrity or availability of our customers’ information.

Any disruption to our services or compromise of customer information could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business. Such issues could have a material adverse effect on our business, results of operations and financial condition.

Changes in the value of the U.S. dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.
Historically, the largest percentage of our revenues has been denominated in U.S. dollars. However, the majority of our international expenses, including the wages of our non-U.S. employees and certain key supply agreements, have been denominated in Canadian dollars, euros and other foreign currencies. Therefore, changes in the value of the U.S. dollar as compared to the Canadian dollar, the euro and other foreign currencies may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities.

General economic conditions may affect our results of operations and financial condition.
Demand for our products depends in large part upon the level of capital and operating expenditures by many of our customers. Decreased capital and operational spending could have a material adverse effect on the demand for our products and our business, results of operations, cash flow and overall financial condition. Disruptions in the financial markets may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends. In addition, disruptions in the financial markets may also have an adverse impact on regional economies or the world economy, which could negatively impact the capital and operating expenditures of our customers. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase.

Disruptions in the movement of freight could negatively affect our revenues.
Our business is highly dependent on the movement of freight from one point to another since we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight or proper reporting, whether as a result of labor disputes, weather or natural disaster, or caused by terrorists, political instability, or security activities, contagious illness outbreaks, or otherwise, then the traffic volume on our Global Logistics Network will be impacted and our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our business, results of operations and financial condition will not be adversely affected by such events.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.
Our performance is substantially dependent on the performance of our highly qualified management, technical expertise, and sales and marketing personnel, which we regard as key individuals to our business. We do not maintain life insurance policies on any of our employees that list Descartes as a loss payee. Our success is highly dependent on our ability to identify, hire, train, motivate, promote, and retain key individuals. Significant competition exists for management and skilled personnel. If we fail to cross train key employees, particularly those with specialized knowledge it could impair our ability to provide consistent and uninterrupted service to our customers. If we are not able to attract, retain or establish an effective succession planning program for key individuals it could have a material adverse effect on our business, results of operations, financial condition and the price of our common shares.

We have in the past, and may in the future, make changes to our executive management team or board of directors. There can be no assurance that any such changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our common shares.

Changes in government filing or screening requirements for global trade may adversely impact our business.
Our regulatory compliance services help our customers comply with government filing and screening requirements relating to global trade. The services that we offer may be impacted, from time to time, by changes in these requirements. Changes in requirements that impact electronic regulatory filings or import/export compliance, including changes adding or reducing filing requirements, changes in enforcement practices or changes in the government agency responsible for such requirements could adversely impact our business, results of operations and financial condition.

Emergence or increased adoption of alternative sources for trade data may adversely impact our business.
With recent acquisitions in the area of supplying trade data and content, an increasing portion of our business relates to the supply of trade data and content that is often used by our customers in other systems, such as enterprise resource planning systems.  Emergence or increased adoption of alternative sources of this data and content could have an adverse impact on our customers’ needs to obtain this data and content from us and/or the need for certain of the third party system vendors in this field to refer customers to us for this data and content, each of which could adversely impact upon the revenues and income we generate from these areas of our business.

We may have exposure to greater than anticipated tax liabilities or expenses.
We are subject to income and non-income taxes in various jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities and currently has tax audits open in a number of jurisdictions in which we operate. On a quarterly basis we assess the status of these audits and the potential for adverse outcomes to determine whether a provision for income and other taxes is appropriate. The timing of the resolution of income tax audits is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ from any amounts that we accrue from time to time. The actual amount of any change could vary significantly depending on the ultimate timing and nature of any settlements. We cannot currently provide an estimate of the range of possible outcomes.

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Any audit of our tax filings could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance against a portion of our net deferred tax assets. If we achieve a consistent level of profitability, the likelihood of further reducing our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is based on a number of assumptions. Any further changes to the valuation allowance for our deferred tax assets would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed.

Changes to earnings resulting from past acquisitions may adversely affect our operating results.
Under ASC Topic 805, “Business Combinations”, we allocate the total purchase price to an acquired company’s net tangible assets, intangible assets and in-process research and development based on their values as of the date of the acquisition (including certain assets and liabilities that are recorded at fair value) and record the excess of the purchase price over those values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors, among others, could result in material charges that would adversely affect our operating results and may adversely affect our cash flows:
•	Impairment of goodwill or intangible assets;
•	A reduction in the useful lives of intangible assets acquired;
•	Identification of assumed contingent liabilities after we finalize the purchase price allocation period;
•	Charges to our operating results to eliminate certain pre-merger activities that duplicate those of the acquired company or to reduce our cost structure; and
•	Charges to our operating results resulting from revised estimates to restructure an acquired company’s operations after we finalize the purchase price allocation period.

Routine charges to our operating results associated with acquisitions include amortization of intangible assets, acquisition-related costs and restructuring charges. Acquisition-related costs primarily include advisory services, brokerage services and administrative costs with respect to completed and prospective acquisitions.

We expect to continue to incur additional costs associated with combining the operations of our acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated stock-based compensation expenses and severance payments, reorganization or closure of facilities, taxes, and termination of contracts that provide redundant or conflicting services. These costs would be accounted for as expenses and would decrease our net income and earnings per share for the periods in which those adjustments are made.

Our success depends on our ability to continue to innovate and to create new solutions and enhancements to our existing products
We may not be able to develop and introduce new solutions and enhancements to our existing products that respond to new technologies or shipment regulations on a timely basis. If we are unable to develop and sell new products and new features for our existing products that keep pace with rapid technological and regulatory change as well as developments in the transportation logistics industry, our business, results of operations and financial condition could be adversely affected.  We intend to continue to invest significant resources in research and development to enhance our existing products and services and introduce new high-quality products that customers will want. If we are unable to predict or quickly react to user preferences or changes in the transportation logistics industry, or its regulatory requirements, or if we are unable to modify our products and services on a timely basis or to effectively bring new products to market, our sales may suffer.

In addition, we may experience difficulties with software or hardware development, design, integration with third-party software or hardware, or marketing that could delay or prevent our introduction, deployment or implementation of new solutions and enhancements. The introduction of new solutions by competitors, the emergence of new industry standards or the development of entirely new technologies to replace existing offerings could render our existing or future solutions obsolete.

We may not have sufficient resources to make the necessary investments in software development and our technical infrastructure, and we may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products or enhancements. In addition, our products or enhancements may not meet increasingly complex customer requirements or achieve market acceptance at the rate we expect, or at all. Any failure by us to anticipate or respond adequately to technological advancements, customer requirements and changing industry standards, or any significant delays in the development, introduction or availability of new products or enhancements, could undermine our current market position and negatively impact our business, results of operations or financial condition.

As we continue to increase our international operations we increase our exposure to international business risks that could cause our operating results to suffer.
While our headquarters are in Canada, we currently have direct operations in the U.S., EMEA and the Asia Pacific region. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results. These risks include, but are not limited to:
•	Longer collection time from foreign clients, particularly in the EMEA region and the Asia Pacific region;
•	Difficulty in repatriating cash from certain foreign jurisdictions;
•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
•	Increased management, travel, infrastructure and legal compliance costs associated with having international operations;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Volatility or fluctuations in foreign currency and tariff rates;
•	Multiple, and possibly overlapping, tax structures;
•	Complying with complicated and widely differing global laws and regulations in areas such as employment, tax, privacy and data protection;
•	Trade restrictions;

•	Enhanced security procedures and requirements relating to certain jurisdictions;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some markets; and
•	Other risk factors set out herein.

If we need additional capital in the future and are unable to obtain it or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.
Historically, we have financed our operations primarily through cash flows from our operations, the sale of our equity securities and borrowing under our credit facility. In addition to our current cash and available debt facilities, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. However, there can be no assurance that we will be able to undertake incremental financing transactions. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution and any new equity securities we issue could have rights, preferences and privileges superior to those attaching to our common shares. Our current credit facility contains, and any debt financing secured by us in the future could contain restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable or at all, our operations and growth strategy may be adversely affected and the market price for our common shares could decline.

Increases in fuel prices and other transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.
Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. There can be no assurance that these companies will be able to allocate sufficient funds to use our products and services. In addition, rising fuel costs may cause global or geographic-specific reductions in the number of shipments being made, thereby impacting the number of transactions being processed by our Global Logistics Network and our corresponding network revenues.

We may not be able to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business, ultimately resulting in lower revenues.
Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. If we cannot offset any such downward pricing pressure, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact our operations or reduce our profitability.
The impacts of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the U.S. and other governments. Efforts are being made to reduce greenhouse gas emissions and energy consumption, including those from automobiles and other modes of transportation. The added cost of any environmental regulation, taxes, charges, assessments or penalties levied or imposed on our customers in light of these efforts could result in additional costs for our customers, which could lead them to reduce use of our services. There are also a number of legislative and environmental regulatory initiatives internationally that could restrict or negatively impact our operations or increase our costs. Additionally, environmental regulation, taxes, charges, assessments or penalties could be levied or imposed directly on us. Any enactment of laws or passage of regulations regarding greenhouse gas emissions by Canada, the U.S., or any other jurisdiction we conduct our business in, could adversely affect our operations and financial results.

The general cyclical and seasonal nature of the freight market may have a material adverse effect on our business, results of operations and financial condition.
Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Declines in shipment volumes in the U.S. or internationally likely would have a material adverse effect on our business.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.
From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, claims related to previously-completed acquisition transactions or claims relating to applicable securities laws. Litigation may seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss, even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. Limitation of liability provisions in certain third-party contracts may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to our reputation and products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby harming our operating results and leading analysts or potential investors to lower their expectations of our performance, which could reduce the trading price of our common shares.

We are dependent on certain key vendors for our inventory of telematics units, which could impede our development and expansion.
We currently have relationships with a small number of mobile asset unit vendors over which we have no operational or financial control and no influence in how these vendors conduct their businesses. Suppliers of mobile asset units could among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Interruption in the supply of equipment from these vendors could delay our ability to maintain, grow and expand our telematics solutions business. If our relationships with any of these unit vendors were to terminate, there is no guarantee that our remaining unit vendors would be able to handle the increased equipment supply required to maintain and grow our expansive networks at our desired rates.  There is also no guarantee that business relationships with other key unit vendors could be entered into on terms desirable or favorable to us, if at all.  Fewer key vendors might mean that existing or potential customers are unable to meaningfully communicate using our Global Logistics Network, which may cause existing and potential customers to move to competitors’ products.  Such equipment supply issues could adversely affect our business, results of operations and financial condition.

We may not remain competitive. Increased competition could seriously harm our business.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. We currently face competition from a large number of specific market entrants, some of which are focused on specific industries, geographic regions or other components of markets we operate in.

Current and potential competitors include supply chain application software vendors, customers that undertake internal software development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, trade data vendors and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:
•	Established relationships with existing customers or prospects that we are targeting;
•	Superior product functionality and industry-specific expertise;
•	Broader range of products to offer and better product life cycle management;
•	Larger installed base of customers;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Better performance;
•	Lower cost structure and more profitable operations;
•	Greater investment in infrastructure;
•	Greater worldwide presence;
•	Early adoption of, or adaptation to changes in, technology; or
•	Longer operating history; and/or greater name recognition.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.
We currently derive substantially all of our revenues from our federated network and global logistics technology solutions and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products that perform logistics services on a global scale or within a particular geographic region, or we may fail to develop or maintain acceptable services and products to address new market conditions, governmental regulations or technological changes. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

Our success and ability to compete depend upon our ability to secure and protect patents, trademarks and other proprietary rights.
We consider certain aspects of our internal operations, products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We will also not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for their internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the U.S. and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity.  Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our solutions, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our solutions, or injure our reputation.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.
Competitors and other third parties have claimed, and in the future may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, such payments could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.
Our results of operations may vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:

•	Volatility or fluctuations in foreign currency exchange rates;
•	Timing of acquisitions and related costs;
•	Timing of restructuring activities;
•	The introduction of enhanced products and services from competitors;
•	Our ability to introduce new products and updates to our existing products on a timely basis;
•	The termination of any key customer contracts, whether by the customer or by us;
•	Recognition and expensing of deferred tax assets;
•	Legal costs incurred in bringing or defending any litigation with customers or third-party providers, and any corresponding judgments or awards;
•	Legal and compliance costs incurred to comply with regulatory requirements;
•	Fluctuations in the demand for our services and products;
•	The impact of stock-based compensation expense;
•	Price and functionality competition in our industry;
•	Changes in legislation and accounting standards;
•	Our ability to satisfy contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. If this occurs, the trading price of our common shares may fall substantially.

Privacy laws and regulations are extensive, open to various interpretations, complex to implement and may reduce demand for our products, and failure to comply may impose significant liabilities.
Our customers can use our products to collect, use, process and store information regarding their shipments. Federal, state and foreign government bodies and agencies may adopt laws and regulations regarding the collection, use, processing, storage and disclosure of such information obtained from consumers and individuals. In addition to government regulatory activity, privacy advocacy groups and the technology industry and other industries may consider various new, additional or different self-regulatory standards that may place additional burdens directly on our customers and target customers, and indirectly on us. Our products are expected to be capable of use by our customers in compliance with such laws and regulations. The functional and operational requirements and costs of compliance with such laws and regulations may adversely impact our business, and failure to enable our products to comply with such laws and regulations could lead to significant fines and penalties imposed by regulators, as well as claims by our customers or third parties. Additionally, all of these domestic and international legislative and regulatory initiatives could adversely affect our customers’ ability or desire to collect, use, process and store shipment logistics information, which could reduce demand for our products.

The price of our common shares has in the past been volatile and may also be volatile in the future.
The trading price of our common shares may be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. Increases in our common share price may also increase our compensation expense pursuant to our existing director, officer and employee compensation arrangements. Fluctuations in our common share price may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:
•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Changes in management or the composition of our board of directors;
•	Outcomes of litigation or arbitration proceedings;
•	Announcements of technological innovations or acquisitions by us or by our competitors;

•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Fluctuations in the share prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•	Other risk factors set out in this report.

If the market price of our common shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.
Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with ASC Topic 360-10-35, “Property, Plant, and Equipment: Overview: Subsequent Measurement” an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

If our common share price decreases to a level such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.
We account for goodwill in accordance with ASC Topic 350, “Intangibles – Goodwill and Other”, which among other things, requires that goodwill be tested for impairment at least annually. We have designated October 31st for our annual impairment test. Should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve or maintain profitability in the future.

We have a substantial accumulated deficit and may incur losses in the future.
As at April 30, 2016, our accumulated deficit was $256.3 million, which has been accumulated from 2005 and prior fiscal periods. Although the Company has been profitable since 2005, there can be no assurance that we will not incur losses again in the future. If we fail to maintain profitability, the market price of our common shares may decline.

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	April 30,	January 31,
	2016	2016
ASSETS
CURRENT ASSETS
Cash	55,563	37,213
Short-Term marketable securities (Note 4)	2,969	4,639
Accounts receivable (net)
Trade (Note 5)	27,578	25,614
Other (Note 6)	3,158	3,131
Prepaid expenses and other	4,508	4,205
Inventory (Note 7)	193	155
	93,969	74,957
OTHER LONG-TERM ASSETS	1,349	468
PROPERTY AND EQUIPMENT, NET (Note 8)	9,888	8,604
DEFERRED INCOME TAXES	15,820	16,804
DEFERRED TAX CHARGE (Note 18)	805	906
INTANGIBLE ASSETS, NET (Note 9)	139,642	133,562
GOODWILL (Note 10)	227,582	217,486
	489,055	452,787
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	5,080	4,473
Accrued liabilities (Note 11)	17,471	16,844
Income taxes payable	2,313	2,086
Deferred revenue	18,285	16,639
	43,149	40,042
LONG-TERM DEBT (Note 12)	10,884	-
LONG-TERM DEFERRED REVENUE	959	941
LONG-TERM INCOME TAXES PAYABLE	4,353	3,672
DEFERRED INCOME TAXES	8,551	6,097
	67,896	50,752
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 13)
SHAREHOLDERS’ EQUITY (Note 14)
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 75,762,184 at April 30, 2016 (January 31, 2016 – 75,761,184)	252,486	252,471
Additional paid-in capital	447,142	446,747
Accumulated other comprehensive loss	(22,204)	(34,880)
Accumulated deficit	(256,265)	(262,303)
	421,159	402,035
	489,055	452,787

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2016	2015

REVENUES	48,911	44,424
COST OF REVENUES	13,689	13,383
GROSS MARGIN	35,222	31,041
EXPENSES
Sales and marketing	5,682	5,470
Research and development	8,790	7,471
General and administrative	5,334	4,946
Other charges (Note 19)	709	158
Amortization of intangible assets	7,151	5,976
	27,666	24,021
INCOME FROM OPERATIONS	7,556	7,020
INTEREST EXPENSE	(129)	(144)
INVESTMENT INCOME	513	75
INCOME BEFORE INCOME TAXES	7,940	6,951
INCOME TAX EXPENSE (Note 17)
Current	711	271
Deferred	1,191	1,779
	1,902	2,050
NET INCOME	6,038	4,901
EARNINGS PER SHARE (Note 15)
Basic	0.08	0.06
Diluted	0.08	0.06
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	75,761	75,484
Diluted	76,419	76,344

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Comprehensive Income
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2016	2015
Comprehensive income
Net Income	6,038	4,901
Other comprehensive income:
Foreign currency translation adjustment, net of income tax (recovery) of ($1) for the period ended April 30, 2016 (April 30, 2015 – ($140))	12,450	3,046
Unrealized gain on marketable securities, net of income tax expense of $155 for the period ended April 30, 2016 (April 30, 2015 – nil) (Note 4)	581	-
Gain on marketable securities reclassified into net income	(355)	-
Total other comprehensive income	12,676	3,046
COMPREHENSIVE INCOME	18,714	7,947

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Shareholders’ Equity
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2016	2015

Common shares
Balance, beginning of period	252,471	247,839
Stock options and share units exercised	15	97
Balance, end of period	252,486	247,936

Additional paid-in capital
Balance, beginning of period	446,747	450,623
Stock-based compensation expense (Note 16)	397	361
Stock options and share units exercised	(5)	(25)
Stock option income tax benefits	3	92
Balance, end of period	447,142	451,051

Accumulated other comprehensive (loss) income
Balance, beginning of period	(34,880)	(25,212)
Other comprehensive income, net of income taxes	12,676	3,046
Balance, end of period	(22,204)	(22,166)

Accumulated deficit
Balance, beginning of period	(262,303)	(282,865)
Net income	6,038	4,901
Balance, end of period	(256,265)	(277,964)

Total Shareholders’ Equity	421,159	398,857

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2016	2015
OPERATING ACTIVITIES
Net income	6,038	4,901
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	748	667
Amortization of intangible assets	7,151	5,976
Stock-based compensation expense (Note 16)	397	361
Other non-cash operating activities	(505)	-
Deferred tax expense	1,191	1,779
Deferred tax charge	100	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	(876)	(336)
Other	44	(55)
Prepaid expenses and other	(65)	(169)
Inventory	(12)	77
Accounts payable	443	(928)
Accrued liabilities	(723)	(337)
Income taxes payable	892	(1,404)
Deferred revenue	1,064	1,320
Cash provided by operating activities	15,887	11,852
INVESTING ACTIVITIES
Purchase of marketable securities	(241)	-
Sale of marketable securities	2,778	-
Additions to property and equipment	(1,272)	(935)
Acquisition of subsidiaries, net of cash acquired (Note 3)	(10,372)	-
Cash used in investing activities	(9,107)	(935)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	10,801	-
Payment of debt issuance costs	(639)	-
Issuance of common shares for cash, net of issuance costs	(73)	72
Cash provided by financing activities	10,089	72
Effect of foreign exchange rate changes on cash	1,481	(530)
Increase in cash	18,350	10,459
Cash, beginning of period	37,213	118,053
Cash, end of period	55,563	128,512
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	5	9
Cash paid during the period for income taxes	474	1,688
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Notes to Condensed Consolidated Financial Statements
(Tabular amounts in thousands of US dollars, except per share amounts or as otherwise indicated; US GAAP; Unaudited)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes,” “Company,” “our” or “we”) is a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; access and leverage global trade and restricted party data; inventory and asset visibility; rate and transportation management; and warehouse operations. Our pricing model provides our customers with flexibility in purchasing our solutions either on a perpetual license, subscription or transactional basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

Note 2 –Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in United States (“US”) dollars and are prepared in accordance with generally accepted accounting principles in the US (“GAAP”) and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission (“SEC”) for the preparation of condensed financial statements. Accordingly, these unaudited condensed consolidated financial statements do not include all of the information and notes required for compliance with GAAP for annual financial statements. These statements should be read in conjunction with our audited annual consolidated financial statements prepared in accordance with GAAP for the fiscal year ended January 31, 2016.

The unaudited condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The preparation of these unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the results of operations for the interim period should not be considered indicative of results to be expected for the full year ending January 31, 2017.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2017, is referred to as the “current fiscal year”, “fiscal 2017”, “2017” or using similar words. Our previous fiscal year, which ended on January 31, 2016, is referred to as the “previous fiscal year”, “fiscal 2016”, “2016” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2018” refers to the annual period ending January 31, 2018 and the “fourth quarter of 2018” refers to the quarter ending January 31, 2018.

We have reclassified certain immaterial items in the unaudited condensed consolidated financial statements to conform to the current presentation.

Recently adopted accounting pronouncements

In April 2015, the FASB issued Accounting Standards Update 2015-03, “Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”). ASU 2015-03

simplifies the presentation of debt issuance costs. ASU 2015-03 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015, which will be our fiscal year beginning February 1, 2016. The Company adopted this guidance in the first quarter of fiscal 2017. The adoption of this standard did not have a material impact on our results of operations or disclosures.

In April 2015, the FASB issued Accounting Standards Update 2015-05, “Intangibles – Goodwill and Other – Internal Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement” (“ASU 2015-05”). ASU 2015-05 provides guidance about whether a cloud computing arrangement includes a software license. ASU 2015-05 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015, which will be our fiscal year beginning February 1, 2016. The Company adopted this guidance in the first quarter of fiscal 2017. The adoption of this standard did not have a material impact on our results of operations or disclosures.

Recently issued accounting pronouncements
In May 2014, the FASB issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”). This update supersedes the revenue recognition requirements in ASC Topic 605, "Revenue Recognition" and nearly all other existing revenue recognition guidance under US GAAP. The core principal of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In August 2015, the FASB issued Accounting Standards Update 2015-14 which defers the effective date of ASU 2014-09 for one year. ASU 2014-09 is now effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, which will be our fiscal year beginning February 1, 2018. Early adoption as of the original effective date of ASU 2014-09 is permitted. When applying ASU 2014-09 we can either apply the amendments: (i) retrospectively to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09 or (ii) retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined within ASU 2014-09. In March 2016, the FASB issued Accounting Standards Update 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” (“ASU 2016-08”). ASU 2016-08 amends the guidance in ASU 2014-09 to clarify the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued Accounting Standards Update 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” (“ASU 2016-10”). ASU 2016-10 amends the guidance in ASU 2014-09 to clarify the implementation guidance on identifying performance obligations and licensing. In May 2016, the FASB issued Accounting Standards Update 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”). ASU 2016-12 amends the guidance in ASU 2014-09 to clarify the implementation guidance on collectibility, presentation of sales taxes, noncash consideration, completed contracts and contract modifications. We are currently evaluating the effect that the pending adoption of the above mentioned ASUs will have on our results of operations, financial position and disclosures. Although it is expected to have an impact on our revenue recognition policies and disclosures, we have not yet selected a transition method nor have we determined when we will adopt the standard and the effect of the standard on our ongoing financial reporting.

In August 2014, the FASB issued Accounting Standards Update 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 2015-40)” (“ASU 2014-15”). ASU 2014-15 requires an entity’s management to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter, which will be our fiscal year beginning February 1, 2016. Early adoption is permitted. The Company will adopt this guidance in the fourth quarter of fiscal 2017. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In July 2015, the FASB issued Accounting Standards Update 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” (“ASU 2015-11”). ASU 2015-11 provides guidance to more clearly articulate the requirements for the measurement and disclosure of inventory. ASU 2015-11 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016, which will be our fiscal year beginning February 1, 2017. The Company will adopt this guidance in the first quarter of fiscal 2018. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In January 2016, the FASB issued Accounting Standards Update 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). ASU 2016-01 supersedes the guidance to classify equity securities with readily determinable fair values into different categories reducing the number of items that are recognized in other comprehensive income as well as simplifying the impairment assessment of equity investments without readily determinable fair values. ASU 2016-01 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, which will be our fiscal year beginning February 1, 2018. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

In February 2016, the FASB issued Accounting Standards Update 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 supersedes the lease guidance in ASC Topic 840, “Leases” and requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. ASU 2016-02 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018, which will be our fiscal year beginning February 1, 2019. The Company will adopt this guidance in the first quarter of fiscal 2020 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

In March 2016, the FASB issued Accounting Standards Update 2016-09, “Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 simplifies the accounting and presentation of share-based compensation. ASU 2016-09 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016, which will be our fiscal year beginning February 1, 2017. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2018. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

Note 3 – Acquisitions

On April 29, 2016, we acquired pixi* Software GmbH (“Pixi”), a leading Germany-based provider of technology solutions for e-commerce order fulfilment and warehouse management. The solutions help its customers automate e-commerce processes originating from online orders, and is currently integrated with hundreds of e-commerce sites in Europe. The total purchase price for the acquisition was approximately $10.4 million, net of cash acquired, which was funded by drawing on our credit facility. The gross contractual amount of trade receivables acquired was $0.6 million with a fair value of $0.4 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.2 million. The completion of the initial purchase price allocation is pending the finalization of the fair value for certain taxation-related balances, intangible assets, accrued liability balances, as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before April 29, 2017.

For the business acquired during 2017, we incurred acquisition-related costs of $0.3 million, primarily for advisory services during the three month period ended April 30, 2016. These costs are included in other charges in our unaudited condensed consolidated statements of operations. During the three month period ended April 30, 2016, we have recognized a nominal amount of revenues and net income from Pixi since the date of acquisition in our unaudited condensed consolidated statements of operations.

The preliminary purchase price allocations for businesses acquired during 2017, which have not been finalized, is as follows:

Pixi
Purchase price consideration:
Cash, less cash acquired related to Pixi ($974)	10,418
Net working capital adjustments receivable	-
10,418
Allocated to:
Current assets, excluding cash acquired	561
Property and equipment	46
Current liabilities	(498)
Deferred revenue	(78)
Deferred income tax liability	(1,870)
Net tangible liabilities assumed	(1,839)
Finite life intangible assets acquired:
Customer agreements and relationships	1,375
Existing technology	4,467
Goodwill	6,415
10,418

The above transactions were accounted for using the acquisition method in accordance with ASC Topic 805, “Business Combinations”. The purchase price allocation in the table above represents our estimates of the allocations of the purchase price and the fair value of net assets acquired. The preliminary purchase price allocation may differ from the final purchase price allocation, and these differences may be material. Revisions to the allocation will occur as additional information about the fair value of assets and liabilities becomes available. The final purchase price allocation will be completed within one year from the acquisition date.

No in-process research and development was acquired in these transactions.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

Pixi
Customer agreements and relationships	9 years
Existing technology	5 years

The goodwill on the Pixi acquisition arose as a result of the combined strategic value to our growth plan. The goodwill arising from the Pixi acquisition is not deductible for tax purposes.

On November 25, 2015, we acquired Oz Development Inc. (“Oz”), a leading US-based provider of application integration solutions that help small-to-medium sized businesses (“SMBs”) automate a number of logistics and supply chain processes. The solutions help a growing SMB community connect to, and integrate with, leading SMB ERP, CRM and e-commerce platforms. The total purchase price for the acquisition was $29.5 million, net of cash acquired, which was funded with cash on hand. The gross contractual amount of trade receivables acquired was $0.3 million with a fair value of $0.3 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil. The finalization of the initial purchase price allocation is pending the determination of the finalization of the fair value for certain taxation-related and accrued liability balances, as well as potential unrecorded liabilities. We expect to finalize this determination on or before November 25, 2016.

On July 22, 2015, we acquired all outstanding shares of privately-held BearWare Inc. (“BearWare”), a leading US-based provider of mobile solutions designed to improve collaboration between retailers and their logistics service providers. BearWare's system leverages mobile technologies to scan cartons at each point from the distribution centers through to the store front, helping retailers and their logistics service providers collaborate on store shipments. The total purchase price for the acquisition was $11.2 million, net of cash acquired, which was funded with cash on hand. The gross contractual amount of trade receivables acquired was $0.8 million with a fair value of $0.7 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.1 million. The finalization of the initial purchase price allocation is pending the determination of the finalization of the fair value for certain taxation-related and accrued liability balances, as well as potential unrecorded liabilities. We expect to finalize this determination on or before July 22, 2016.

On July 20, 2015, we acquired all outstanding shares of privately-held MK Data Services LLC (“MK Data”), a leading US-based provider of denied party screening trade data and solutions. MK Data's technology screens shipments against a comprehensive, frequently updated, international database of restricted parties helping businesses comply with denied party screening requirements. The total purchase price for the acquisition was $80.2 million, net of cash acquired, which was funded with cash on hand. The acquisition included an employee retention agreement to provide up to $3.1 million in retention bonuses to employees conditional on future services rendered over a specified time period. These amounts are being expensed over the service periods. The gross contractual amount of trade receivables acquired was $1.3 million with a fair value of $1.2 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.1 million. The finalization of the initial purchase price allocation is pending the determination of the finalization of the fair value for certain taxation-related and accrued liability balances, as well as potential unrecorded liabilities. We expect to finalize this determination on or before July 20, 2016.

The financial information in the table below summarizes selected results of operations on a pro forma basis as if we had acquired MK Data, BearWare, Oz and Pixi as of the beginning of each of the periods presented.

This pro forma information is for information purposes only and does not purport to represent what our results of operations for the periods presented would have been had the acquisitions of MK Data, BearWare, Oz and Pixi occurred at the beginning of the period indicated, or to project our results of operations for any future period.

Pro forma results of operations (unaudited)

	Three Months Ended
	April 30,	April 30,
	2016	2015

Revenue	50,674	50,797
Net income	5,986	5,615
Earnings per share
Basic	0.08	0.07
Diluted	0.08	0.07

Note 4 – Fair Value Measurements

ASC Topic 820 “Fair Value Measurements and Disclosures” (Topic 820) defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value, in this context, should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including our own credit risk.

Topic 820 establishes a fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•	Level 1—inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
•	Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•	Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The following table shows the Company’s marketable securities investment portfolio measured at fair value on a recurring basis as of April 30, 2016:

	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Level 1
Short-Term Marketable Securities	2,616	353	-	2,969

The following table shows the Company’s marketable securities investment portfolio measured at fair value on a recurring basis as of January 31, 2016:

	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Level 1
Short-Term Marketable Securities	4,667	-	(28)	4,639

The Company’s marketable securities have been classified and accounted for as available-for-sale. Management determines the appropriate classification of its investments at the time of purchase and reevaluates the designations at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on the nature of each security and its availability for use in current operations. The Company’s marketable securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a separate component of accumulated other comprehensive loss. The cost of securities sold is based upon the specific identification method.

The carrying amounts of the Company’s cash, accounts receivable (net), accounts payable, accrued liabilities and income taxes payable approximate their fair value (a Level 2 measurement) due to their short maturities.

Note 5 – Trade Receivables

	April 30,	January 31,
	2016	2016
Trade receivables	28,799	27,080
Less: Allowance for doubtful accounts	(1,221)	(1,466)
	27,578	25,614

Included in accounts receivable are unbilled receivables in the amount of $0.6 million as at April 30, 2016 ($1.0 million as at January 31, 2016). Bad debt expense was $0.1 million for both the three month periods ended April 30, 2016 and April 30, 2015.

Note 6 – Other Receivables

	April 30,	January 31,
	2016	2016
Net working capital adjustments receivable from acquisitions	107	193
Other receivables	3,051	2,938
	3,158	3,131

Other receivables include receivables related to sales and use taxes and non-trade receivables. As at April 30, 2016, $0.1 million ($0.2 million as at January 31, 2016) of the net working capital adjustments receivable from acquisitions is recoverable from amounts held in escrow related to the respective acquisitions.

Note 7 – Inventory

At April 30, 2016 and January 31, 2016, inventory is entirely comprised of finished goods inventory. Finished goods inventory consists of hardware and related parts for mobile asset units held for sale. No provision for excess or obsolete inventories has been recorded in cost of revenues for the three month periods ended April 30, 2016 and April 30, 2015, respectively.

Note 8 – Property and Equipment

	April 30,	January 31,
	2016	2016
Cost
Computer equipment and software	29,596	26,335
Furniture and fixtures	1,156	1,062
Leasehold improvements	535	431
Assets under construction	27	-
	31,314	27,828
Accumulated amortization
Computer equipment and software	20,235	18,134
Furniture and fixtures	910	853
Leasehold improvements	281	237
	21,426	19,224
Net	9,888	8,604

Note 9 - Intangible Assets

	April 30,	January 31,
	2016	2016
Cost
Customer agreements and relationships	112,617	107,743
Existing technology	129,615	117,586
Trade names	4,689	4,515
Non-compete covenants	2,629	2,559
	249,550	232,403
Accumulated amortization
Customer agreements and relationships	50,462	45,853
Existing technology	54,429	48,295
Trade names	3,339	3,128
Non-compete covenants	1,678	1,565
	109,908	98,841
Net	139,642	133,562

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. The change in intangible assets during the three months ended April 30, 2016 is primarily due to the acquisition of Pixi described in Note 3 to these condensed consolidated financial statements. The balance of the change in intangible assets is due to foreign currency translation and amortization.

Intangible assets with a finite life are amortized into income over their useful lives. Amortization expense for existing intangible assets is expected to be $139.6 million over the following periods: $21.2 million for the remainder of 2017, $23.5 million for 2018, $21.3 million for 2019, $20.7 million for 2020, $17.1 million for 2021, $13.2 million for 2022 and $22.6 million thereafter. Expected future amortization expense is subject to fluctuations in foreign exchange rates and assumes no future adjustments to acquired intangible assets.

Note 10 – Goodwill

Goodwill is recorded when the consideration paid for an acquisition of a business exceeds the fair value of identifiable net tangible and intangible assets acquired. The following table summarizes the changes in goodwill since January 31, 2015:

	April 30,	January 31,
	2016	2016
Balance at beginning of period	217,486	147,440
Acquisition of Airclic	-	810
Acquisition of MK Data	-	51,108
Acquisition of BearWare	-	4,958
Acquisition of Oz	-	17,637
Acquisition of Pixi	6,415	-
Adjustments on account of foreign exchange	3,681	(4,467)
Balance at end of period	227,582	217,486

Note 11 - Accrued Liabilities

	April 30,	January 31,
	2016	2016
Accrued compensation and benefits	10,750	10,700
Accrued professional fees	1,380	1,211
Other accrued liabilities	5,341	4,933
	17,471	16,844

Other accrued liabilities include accrued expenses related to third party resellers and royalties, suppliers and accrued restructuring charges.

Note 12 - Debt

On March 2, 2016, we amended our $77.0 million revolving debt facility with a new senior secured credit facility. The credit facility consists of a $150.0 million revolving operating credit facility to be available for general corporate purposes including the financing of ongoing working capital needs and acquisitions. The credit facility also provides for an additional $7.5 million available to support foreign exchange and interest rate hedging. The credit facility has a five year maturity with no fixed repayment dates prior to the end of the five year term. Borrowings under the facility are secured by a first charge over substantially all of Descartes’ assets. Depending on the type of advance, interest rates under the revolving operating credit facility are based on the Canada or US prime rate, Bankers’ Acceptance (BA) or London Interbank Offered Rate (LIBOR) plus an additional 0 to 200 basis points based on the ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization, as defined in the credit agreement. A standby fee of between 20 to 28 basis points will be charged on all undrawn amounts. The credit facility contains certain customary representations, warranties and guarantees, and covenants. As of April 30, 2016, $139.1 million of the revolving operating credit facility remains available for use and the outstanding balance of $10.9 million is required to be repaid prior to the end of the term of the credit facility. No amounts have been drawn on the facility available to support foreign exchange and interest rate hedging. We are in compliance with the covenants of the credit facility as of April 30, 2016.

As at April 30, 2016, we have outstanding letters of credit of approximately $0.3 million primarily related to our leased premises ($0.3 million as at January 31, 2016) which are not related to the credit facility.

Note 13 - Commitments, Contingencies and Guarantees

Commitments
The following information is provided in respect of our operating and capital lease obligations:

Years Ended January 31,	Operating Leases	Capital Leases	Total
Remainder of 2017	3,591	99	3,690
2018	3,486	66	3,552
2019	2,470	-	2,470
2020	1,117	-	1,117
2021	409	-	409
2022	27	-	27
	11,100	165	11,265

Lease Obligations
We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2021. We are also committed under non-cancelable capital leases for computer equipment expiring at various dates through 2018. The future minimum amounts payable under these lease agreements are outlined in the chart above. The $0.2 million balance of the capital lease obligation outstanding at April 30, 2016 is included in accrued liabilities in the consolidated balance sheet. Rental expense from operating leases was $1.1 million for both the three month periods ended April 30, 2016 and April 30, 2015.

Other Obligations
As described in Note 2 to the audited consolidated financial statements for 2016 included in our 2016 Annual Report, we maintain deferred share unit (“DSU”) and cash-settled restricted share unit (“CRSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate liability for the unvested CRSUs of $1.2 million for which no liability was recorded on our unaudited condensed consolidated balance sheet at April 30, 2016, in accordance with ASC Topic 718, “Compensation – Stock Compensation”. As at April 30, 2016 there were no unvested DSUs. The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate potential liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. Historically, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnities. These indemnities typically arise in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnities requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnities.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our financial statements for the guarantees or indemnities described above.

Note 14 – Share Capital

On April 18, 2016, we filed a final short-form base shelf prospectus, allowing us to offer and issue the following securities: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. The aggregate initial offering price of securities that may be sold by us (or certain of our current or future shareholders) pursuant to our base shelf prospectus during the 25-month period that our base shelf prospectus, including any amendments thereto, remains valid is limited to $500 million.

Cash flows provided from stock options and share units exercised were nominal and $0.1 million for the three month periods ended April 30, 2016 and April 30, 2015.

Note 15 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”) (number of shares in thousands):

	Three Months Ended
	April 30,	April 30,
	2016	2015

Net income for purposes of calculating basic and diluted earnings per share	6,038	4,901

Weighted average shares outstanding	75,761	75,484
Dilutive effect of employee stock options	233	559
Dilutive effect of restricted and performance share units	425	301
Weighted average common and common equivalent shares outstanding	76,419	76,344
Earnings per share
Basic	0.08	0.06
Diluted	0.08	0.06

For the three month periods ended April 30, 2016 and April 30, 2015, 145,932 and nil options, respectively, were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. For both the three month periods ended April 30, 2016 and April 30, 2015, the application of the treasury stock method excluded nil options from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such options that are attributed to future service periods made such options anti-dilutive.

Additionally, for the three month periods ended April 30, 2016 and April 30, 2015, the application of the treasury stock method excluded PSUs and RSUS of 92,936 and 49,187, respectively, from the calculation of diluted EPS as the unrecognized stock-based compensation expense of such PSUs and RSUs that are attributed to future service periods made such PSUs and RSUs anti-dilutive.

Note 16 - Stock-Based Compensation Plans

Total estimated stock-based compensation expense recognized in our consolidated statement of operations was as follows:

	Three Months Ended
	April 30,	April 30,
	2016	2015

Cost of revenues	7	9
Sales and marketing	9	9
Research and development	2	-
General and administrative	379	343
Effect on net income	397	361

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against any such deferred tax asset except for $0.1 million ($0.1 million at January 31, 2016) recognized in the United States. We realized a nominal tax benefit in connection with stock options exercised during both the three month periods ended April 30, 2016 and April 30, 2015.

Stock Options

As of April 30, 2016, we had 438,821 stock options granted and outstanding under our shareholder-approved stock option plan and 71,332 remained available for grant. In addition, we had 175,000 stock options outstanding pursuant to option grants made outside of our shareholder-approved stock option plan as permitted under the rules of the Toronto Stock Exchange in certain circumstances.

As of April 30, 2016, $1.0 million of total unrecognized compensation costs, net of forfeitures, related to non-vested stock option awards is expected to be recognized over a weighted average period of 1.4 years. The total fair value of stock options vested during the three month period ended April 30, 2016 was $0.1 million.

The total number of options granted during the three month periods ended April 30, 2016 and April 30, 2015 were 145,932 and nil, respectively. The weighted average grant-date fair value of options granted during the three month periods ended April 30, 2016 and April 30, 2015 was $4.37 and nil per option, respectively.

The weighted-average assumptions were as follows:

Three Months Ended	April 30, 2016
Expected dividend yield (%)	-
Expected volatility (%)	25.3
Risk-free rate (%)	0.6
Expected option life (years)	5

A summary of option activity under all of our plans is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2016	468,889	$8.25
Granted	145,932	$18.63
Exercised	(1,000)	$6.73
Balance at April 30, 2016	613,821	$10.55	4.2	4.4

Vested or expected to vest at April 30, 2016	597,728	$10.52	4.1	4.3

Exercisable at April 30, 2016	309,139	$6.49	2.4	3.4

The total intrinsic value of options exercised during the three month periods ended April 30, 2016 and April 30, 2015 was nominal and $0.2 million, respectively.

Performance Share Units

A summary of PSU activity is as follows:

	Number of PSUs Outstanding	Weighted- Average Granted Date Fair Value	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2016	253,537	$12.39
Granted	54,480	$23.14
Performance units issued	29,630	$9.17
Balance at April 30, 2016	337,647	$13.60	7.4	5.9

Vested or expected to vest at April 30, 2016	337,647	$13.60	7.4	5.9

Exercisable at April 30, 2016	182,228	$9.13	6.2	3.2

The aggregate intrinsic value represents the total pre-tax intrinsic value (the aggregate closing share price of our common shares on April 30, 2016) that would have been received by PSU holders if all PSUs had been vested on April 30, 2016.

As of April 30, 2016, $2.0 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 1.8 years. The total fair value of PSUs vested during the three month period ended April 30, 2016 was $0.5 million.

Restricted Share Units

A summary of RSU activity is as follows:

	Number of RSUs Outstanding	Weighted- Average Granted Date Fair Value	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2016	224,779	$10.03
Granted	38,456	$18.63
Balance at April 30, 2016	263,235	$11.07	7.5	4.6

Vested or expected to vest at April 30, 2016	263,235	$11.07	7.5	4.6

Exercisable at April 30, 2016	174,737	$8.63	6.7	3.0

The aggregate intrinsic value represents the total pre-tax intrinsic value (the aggregate closing share price of our common shares on April 30, 2016) that would have been received by RSU holders if all RSUs had been vested on April 30, 2016.

As of April 30, 2016, $1.3 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 2.0 years. The total fair value of RSUs vested during the three month period ended April 30, 2016 was nil.

Deferred Share Unit Plan

As at April 30, 2016, the total number of DSUs held by participating directors was 192,128 (188,766 at January 31, 2016), representing an aggregate accrued liability of $3.5 million ($3.3 million at January 31, 2016). During the three month period ended April 30, 2016, 3,362 DSUs were granted. The fair value of the DSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to DSUs recognized in our unaudited condensed consolidated statements of operations during both the three month periods ended April 30, 2016 and April 30, 2015 was a recovery of $0.2 million.

Cash-Settled Restricted Share Unit Plan

A summary of activity under our CRSU plan is as follows:

	Number of CRSUs Outstanding	Weighted- Average Remaining Contractual Life (years)
Balance at January 31, 2016	100,749
Granted	41,691
Vested and settled in cash	(15,234)
Balance at April 30, 2016	127,206	1.9

Non-vested at April 30, 2016	127,206	1.9

We have recognized the compensation cost of the CRSUs ratably over the service/vesting period relating to the grant and have recorded an aggregate accrued liability of $1.2 million at April 30, 2016 ($0.8 million at January 31, 2016). As at April 30, 2016, the unrecognized aggregate liability for the unvested CRSUs was $1.2 million ($1.0 million at January 31, 2016). The fair value of the CRSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to CRSUs recognized in our unaudited condensed consolidated statements of operations during the three month periods ended April 30, 2016 and April 30, 2015 was $0.2 million and $0.1 million, respectively.

Note 17 - Income Taxes

The effective tax rate (which is the provision for income taxes expressed as a percentage of income before income taxes) was 24.0% and 29.5% for the three month periods ended April 30, 2016 and 2015, respectively. The decrease in the three month period compared to the same period in fiscal 2016 was primarily a result of additional valuation allowance of $0.9 million recognized in the previous period and a decrease of $0.8 million due to differences between Canadian and foreign tax rates. These decreases were partially offset by a $0.9 million increase in tax reserves, a $0.3 million increase in permanent differences and a $0.1 million increase related to tax adjustments in respect of previous periods. The remainder of the differences are due to normal course movements and non-material items.

Note 18 – Deferred Tax Charge

During 2016, we had internal re-organizations related to intellectual property in some of our subsidiaries.  The tax impact related to the reorganizations has been recorded as a deferred charge and is being amortized to income tax expense over the remaining estimated useful life of the intellectual property. Deferred tax charges are amortized to income tax expense over a period of 3 to 8 years.

Note 19 - Other Charges

Other charges are comprised of executive departure charges, restructuring initiatives which have been undertaken from time to time under various restructuring plans, and acquisition-related costs. Acquisition-related costs primarily include retention bonuses, advisory services, brokerage services and administrative costs, and relate to completed and prospective acquisitions.

Other charges included in our unaudited condensed consolidated statements of operations are as follows:

	Three Months Ended
	April 30,	April 30,
	2016	2015
Acquisition-related costs	706	93
Fiscal 2015 restructuring plan	3	42
Fiscal 2014 restructuring plan	-	23
	709	158

Executive Departure Charges
In the fourth quarter of 2014, the Company incurred charges related to the departure of the former Chairman and CEO. In the second quarter of 2015, the Company incurred charges related to the departure of the former CFO. To date $3.7 million has been recorded within other charges in conjunction with executive departure charges. At April 30, 2016, $0.5 million remains payable relating to this charge ($0.5 million at January 31, 2016).

Fiscal 2015 Restructuring Plan
In the fourth quarter of 2015, management approved and began to implement the fiscal 2015 restructuring plan to reduce operating expenses and increase operating margins. To date, $0.8 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges, office closure costs and other costs. This plan is complete with no further expected costs.

The following table shows the changes in the restructuring provision for the fiscal 2015 restructuring plan.

Office Closure Costs
Balance at January 31, 2016	141
Accruals and adjustments	3
Cash draw downs	(23)
Balance at April 30, 2016	121

Fiscal 2014 Restructuring Plan
In the second quarter of 2014, management approved and began to implement the fiscal 2014 restructuring plan to reduce operating expenses and increase operating margins. To date, $2.0 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges, office closure costs and network consolidation costs. This plan is complete with no further expected costs.

Note 20 - Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one reportable business segment providing logistics technology solutions. The following tables provide our revenue information by geographic location of customer and revenue type:

	Three Months Ended
	April 30,	April 30,
	2016	2015
Revenues
United States	25,545	21,850
Europe, Middle-East and Africa	18,184	17,596
Canada	3,223	3,173
Asia Pacific	1,959	1,805
	48,911	44,424

	Three Months Ended
	April 30,	April 30,
	2016	2015
Revenues
Services	47,460	41,717
Licenses	1,451	2,707
	48,911	44,424

Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products; and (iv) hardware revenues. License revenues derive from licenses granted to our customers to use our software products.

The following table provides information by geographic area of operation for our long-lived assets. Long-lived assets represent property and equipment and intangibles that are attributed to geographic areas.

	April 30,	January 31,
	2016	2016
Total long-lived assets
United States	47,106	49,192
Europe, Middle-East and Africa	51,308	44,963
Canada	51,116	48,011
	149,530	142,166

Corporate Information

Stock Exchange Information
Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents
Computershare Investor Services Inc.                                      Computershare Trust Company
100 University Avenue                                                                                          12039 West Alameda Parkway
Toronto, Ontario M5J 2Y1                                                                               Suite Z-2 Lakewood, Colorado
North America: (800) 663-9097                                                            80228 USA
Phone: (416) 263-9200                                                                                       Phone: (303) 262-0600

Independent Registered Public Accounting Firm
KPMG LLP
Yonge Corporate Centre
4100 Yonge Street
Suite 200
Toronto, Ontario M2P 2H3
Phone: (416) 228-7000

Investor Inquiries
Investor Relations
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario N2V 1C6
Phone: (519) 746-8110 ext. 202358
Toll Free: (800) 419-8495
E-mail: investor@descartes.com
www.descartes.com

The Descartes Systems Group Inc.
Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada
Phone:	(519) 746-8110
(800) 419-8495
Fax:	(519) 747-0082

info@descartes.com
www.descartes.com